EXHIBIT 21--SUBSIDIARIES OF THE REGISTRANT

ARCHER DANIELS MIDLAND COMPANY

June 30, 2002

Following is a list of the Registrant's subsidiaries showing the percentage of voting securities owned:

| | Organized Under Laws of | Ownership |
|---|---|---|
| ADM Beteiligungs GmbH (A) | Germany | 100 |
| ADM Europe BV (B) | Netherlands | 100 |
| ADM European Management Holding GmbH & Co. KG (C) | Germany | 100 |
| ADM Germany Holdings BV (C) | Netherlands | 100 |
| ADM Ireland Holdings Ltd. (D) | Ireland | 100 |
| ADM Ringaskiddy Unlimited Liability Co. (C) | Ireland | 100 |
| ADM Milling Co. (E) | Minnesota | 100 |
| ADM Worldwide Holdings LP (F) | Cayman Islands | 100 |
| Oelmuhle Hamburg AG (G) | Germany | 95 |

(A) ADM Beteiligungs GmbH has fourteen subsidiary companies whose names have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.

(B) ADM Europe BV has fifty-eight subsidiary companies whose names have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.

(C) ADM European Management Holding GmbH & Co. KG, ADM Germany Holdings BV and ADM Ringaskiddy Unlimited Liabilty Co. each have fifteen subsidiary companies whose names have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.

(D) ADM Ireland Holdings Ltd. has fifteen subsidiary companies whose names have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.

(E) ADM Milling Co. has sixteen subsidiary companies whose names have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.

(F) ADM Worldwide Holdings LP has twenty-five subsidiary companies whose names have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.

(G) Oelmuhle Hamburg AG has twelve subsidiary companies whose names have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.

The names of sixty-four domestic subsidiaries and forty-four international subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.